DELHAIZE AMERICA, INC.

P.O. Box 1330

2110 Executive Drive

Salisbury, North Carolina 28145-1330

October 11, 2005

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. George F. Ohsiek, Jr., Branch Chief
Mail Stop 3561

RE:	Delhaize America, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended January 1, 2005

Filed April 1, 2005

Form 10-Q for Quarterly Period Ended April 1, 2005

Form 10-Q for Quarterly Period Ended July 2, 2005

File No. 000-06080

Dear Mr. Ohsiek:

We are preparing our response to the comments received from the staff of the U.S. Securities and Exchange Commission by telecopy dated September 27, 2005, regarding our Annual Report on Form 10-K for the fiscal year ended January 1, 2005 filed on April 1, 2005; Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2005; and Quarterly Report on Form 10-Q for the quarterly period ended July 2, 2005; and will submit our response no later than October 21, 2005.

If you have any questions regarding the foregoing, please do not hesitate to contact me at 704-633-8250, x-2307.

Sincerely,

/s/ Carol M. Herndon
Carol M. Herndon
Chief Accounting Officer